UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 2 ☒

Fidelity Select Portfolios

(Exact Name of Registrant as Specified in Charter)

245 Summer St.

Boston, MA 02210

(Address of Principal Executive Offices) (Zip Code)

(617) 563-7000

(Registrant’s Area Code and Telephone Number)

Marc Bryant, Secretary

245 Summer Street

Boston, MA 02210

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on October 10, 2017 (SEC accession number 0001193125-17-306992). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on October 10, 2017 (SEC accession number 0001193125-17-306992).

PART C. OTHER INFORMATION

Item 15. Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2) any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits

(1)	(1) Amended and Restated Declaration of Trust, dated March 14, 2001, is incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 73.

(2) Certificate of Amendment of the Declaration of Trust, dated March 24, 2004, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 79.

(3) Certificate of Amendment of the Declaration of Trust, dated March 19, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 90.

(2)	Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization between Fidelity Select Portfolios: Industrial Equipment Portfolio and Fidelity Select Portfolios: Industrials Portfolio is incorporated herein by reference as Exhibit 1 to the Proxy Statement and Prospectus of Post-Effective Amendment No. 1.

(5)	Articles III, VIII, X, and XI of the Amended and Restated Declaration of Trust, dated March 14, 2001, are incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 73; Article XII of the Amended and Restated Declaration of Trust, dated March 24, 2004, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 79; and Articles IV and VI of the Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(6)	(1) Management Contracts, each dated August 1, 2013, between Fidelity Select Portfolios and Fidelity SelectCo, LLC, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio (currently known as Semiconductors Portfolio), Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio (currently known as Software and IT Services Portfolio), Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund, are incorporated herein by reference to Exhibits (d)(1-42) of Post-Effective Amendment No. 104.

(2) Management Contract, dated January 25, 2017, between Fidelity Select Portfolios and Fidelity SelectCo, LLC, on behalf of Fidelity Flex Real Estate Fund, is incorporated herein by reference to Exhibit (d)(43) of Post-Effective Amendment No. 130.

(3) Sub-Advisory Agreements dated August 1, 2013, between FMR Co., Inc. and Fidelity SelectCo, LLC, on behalf of each Select Portfolio, are incorporated herein by reference to Exhibits (d)(43-81) of Post-Effective Amendment No. 104.

(4) Sub-Advisory Agreement dated January 25, 2017, between FMR Co., Inc. and Fidelity SelectCo, LLC, on behalf of Fidelity Flex Real Estate Fund, is incorporated herein by reference to Exhibit (d)(83) of Post-Effective Amendment No. 130.

(5) Sub-Advisory Agreement, dated August 1, 2013, between FMR Co., Inc. and Fidelity SelectCo, LLC, on behalf of Fidelity International Real Estate Fund is incorporated herein by reference to Exhibit (d)(82) of Post-Effective Amendment No. 104.

(6) Sub-Advisory Agreement, dated August 1, 2013, between FMR Co., Inc. and Fidelity SelectCo, LLC, on behalf of Fidelity Real Estate Investment Portfolio, is incorporated herein by reference to Exhibit (d)(83) of Post-Effective Amendment No. 104.

(7) Sub-Advisory Agreement, dated August 1, 2013, between FMR Co., Inc. and Fidelity SelectCo, LLC, on behalf of Fidelity Telecom and Utilities Fund, is incorporated herein by reference to Exhibit (d)(84) of Post-Effective Amendment No. 104.

(8) Form of Sub-Advisory Agreement, between FIL Investment Advisors and Fidelity Management & Research Company on behalf of Fidelity International Real Estate Fund is incorporated herein by reference to Exhibit (d)(85) of Post-Effective Amendment No. 106.

(9) Form of Sub-Advisory Agreement, between FIL Investment Advisors (U.K.) Ltd. and FIL Investment Advisors on behalf of Fidelity International Real Estate Fund is incorporated herein by reference to Exhibit (d)(86) of Post-Effective Amendment No. 106.

(10) Form of Sub-Advisory Agreement, between FIL Investment (Japan) Limited and FIL Investment Advisors on behalf of Fidelity International Real Estate Fund is incorporated herein by reference to Exhibit (d)(87) of Post-Effective Amendment No. 106.

(11) Sub-Advisory Agreement, dated August 1, 2013, between Fidelity SelectCo, LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (d)(88) of Post-Effective Amendment No. 106.

(12) Schedule A, dated August 28, 2017, to the Sub-Advisory Agreement, dated August 1, 2013, between Fidelity SelectCo, LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (d)(89) Post-Effective Amendment No. 134.

(13) Sub-Advisory Agreement, dated January 25, 2017, between Fidelity SelectCo, LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (d)(92) of Post-Effective Amendment No. 130.

(14) Schedule A, dated January 25, 2017, to the Sub-Advisory Agreement, between Fidelity SelectCo, LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (d)(93) of Post-Effective Amendment No. 130.

(15) Amended and Restated Sub-Advisory Agreement, dated December 1, 2014, between Fidelity SelectCo, LLC and Fidelity Management & Research (Japan) Limited, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (d)(90) of Post-Effective Amendment No. 112.

(16) Schedule A, dated August 28, 2017, to the Amended and Restated Sub-Advisory Agreement, dated December 1, 2014, between Fidelity SelectCo, LLC and Fidelity Management & Research (Japan) Limited, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (d)(93) Post-Effective Amendment No. 134.

(17) Sub-Advisory Agreement, dated January 25, 2017, between Fidelity SelectCo, LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (d)(96) of Post-Effective Amendment No. 130.

(18) Schedule A, dated January 25, 2017, to the Sub-Advisory Agreement, dated January 25, 2017, between Fidelity SelectCo, LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (d)(97) of Post-Effective Amendment No. 130.

(19) Amended and Restated Sub-Advisory Agreement, dated April 1, 2015, between Fidelity SelectCo, LLC and FMR Investment Management (U.K.) Limited, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices

Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (d)(27) of Fidelity Advisor Series VII’s (File No. 002-67004) Post-Effective Amendment No. 69.

(20) Schedule A, dated August 28, 2017, to the Amended and Restated Sub-Advisory Agreement, dated April 1, 2015, between Fidelity SelectCo, LLC and FMR Investment Management (U.K.) Limited, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio (currently known as Medical Technology and Devices Portfolio), Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to (d)(97) Post-Effective Amendment No. 134.

(21) Sub-Advisory Agreement, dated January 25, 2017, between Fidelity SelectCo, LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (d)(100) of Post-Effective Amendment No. 130.

(22) Schedule A, dated January 25, 2017, to the Sub-Advisory Agreement, dated January 25, 2017, between Fidelity SelectCo, LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (d)(101) of Post-Effective Amendment No. 130.

(7)	(1) Amended and Restated General Distribution Agreements, each dated August 1, 2013, between Fidelity Select Portfolios and Fidelity Distributors Corporation, on behalf of Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio (currently known as Semiconductors Portfolio), Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio (currently known as Software and IT Services Portfolio), Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”), Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund, are incorporated herein by reference to Exhibits (e)(1-42) of Post-Effective Amendment No. 104.

(2) General Distribution Agreement, dated January 25, 2017, between Fidelity Select Portfolios and Fidelity Distributors Corporation, on behalf of Fidelity Flex Real Estate Fund, is incorporated herein by reference to Exhibit (e)(43) of Post-Effective Amendment 130.

(3) Form of Selling Dealer Agreement (most recently revised September 2010), is incorporated herein by reference to Exhibit (e)(5) of Fidelity Hereford Street Trust’s (File No. 033-52577)Post-Effective Amendment No. 37.

(4) Form of Selling Dealer Agreement for Bank-Related Transactions (most recently revised April 2006), is incorporated herein by reference to Exhibit (e)(6) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(5) Form of Bank Agency Agreement (most recently revised November 2014), is incorporated herein by reference to Exhibit (e)(7) of Fidelity Hereford Street Trust’s (File No. 033-52577)Post-Effective Amendment No. 37.

(8)	Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Sector Portfolios, effective as of August 16, 2013, as amended and restated as of October 28, 2015, is incorporated herein by reference to Exhibit (f) of Fidelity Select Portfolios’ (File No. 002-69972) Post-Effective Amendment No 126.

(9)	(1) Custodian Agreement, dated January 1, 2007, between The Bank of New York (currently known as The Bank of New York Mellon) and Fidelity International Real Estate Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series IV’s (File No. 002-83672) Post-Effective Amendment No. 88.

(2) Custodian Agreement, dated January 1, 2007, between Brown Brothers Harriman & Company and Fidelity Select Portfolios on behalf of each Select Portfolio, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(3) Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and Fidelity Select Portfolios Trust on behalf of Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (g)(4) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(10)	(1) Amended and Restated Distribution and Service Plans pursuant to Rule 12b-1 for Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio (currently known as Semiconductors Portfolio), Energy Portfolio, Energy Service Portfolio, Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio (currently known as Health Care Services Portfolio), Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio (currently known as Software and IT Services Portfolio), Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio (collectively “Select Portfolios”; each a “Select Portfolio”) are incorporated herein by reference to Exhibits (m)(1-39) of Post-Effective Amendment No. 104.

(2) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Consumer Staples Portfolio: Class A is incorporated herein by reference to Exhibit (m)(40) of Post-Effective Amendment No. 104.

(3) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Consumer Staples Portfolio: Class T (currently known as Class M) is incorporated herein by reference to Exhibit (m)(41) of Post-Effective Amendment No. 104.

(4) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Consumer Staples Portfolio: Class C is incorporated herein by reference to Exhibit (m)(43) of Post-Effective Amendment No. 104.

(5) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Consumer Staples Portfolio: Institutional Class (currently known as Class I) is incorporated herein by reference to Exhibit (m)(44) of Post-Effective Amendment No. 104.

(6) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Gold Portfolio: Class A is incorporated herein by reference to Exhibit (m)(45) of Post-Effective Amendment No. 104.

(7) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Gold Portfolio: Class T (currently known as Class M) is incorporated herein by reference to Exhibit (m)(46) of Post-Effective Amendment No. 104.

(8) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Gold Portfolio: Class C is incorporated herein by reference to Exhibit (m)(48) of Post-Effective Amendment No. 104.

(9) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Gold Portfolio: Institutional Class (currently known as Class I) is incorporated herein by reference to Exhibit (m)(49) of Post-Effective Amendment No. 104.

(10) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Materials Portfolio: Class A is incorporated herein by reference to Exhibit (m)(50) of Post-Effective Amendment No. 104.

(11) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Materials Portfolio: Class T (currently known as Class M) is incorporated herein by reference to Exhibit (m)(51) of Post-Effective Amendment No. 104.

(12) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Materials Portfolio: Class C is incorporated herein by reference to Exhibit (m)(53) of Post-Effective Amendment No. 104.

(13) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Materials Portfolio: Institutional Class (currently known as Class I) is incorporated herein by reference to Exhibit (m)(54) of Post-Effective Amendment No. 104.

(14) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Telecommunications Portfolio: Class A is incorporated herein by reference to Exhibit (m)(55) of Post-Effective Amendment No. 104.

(15) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Telecommunications Portfolio: Class T (currently known as Class M) is incorporated herein by reference to Exhibit (m)(56) of Post-Effective Amendment No. 104.

(16) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Telecommunications Portfolio: Class C is incorporated herein by reference to Exhibit (m)(58) of Post-Effective Amendment No. 104.

(17) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Telecommunications Portfolio: Institutional Class (currently known as Class I) is incorporated herein by reference to Exhibit (m)(59) of Post-Effective Amendment No. 104.

(18) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity International Real Estate Fund is incorporated herein by reference to Exhibit (m)(60) of Post-Effective Amendment No. 104.

(19) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor International Real Estate Fund: Class A is incorporated herein by reference to Exhibit (m)(61) of Post-Effective Amendment No. 104.

(20) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor International Real Estate Fund: Class T (currently known as Class M) is incorporated herein by reference to Exhibit (m)(62) of Post-Effective Amendment No. 104.

(21) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor International Real Estate Fund: Class C is incorporated herein by reference to Exhibit (m)(64) of Post-Effective Amendment No. 104.

(22) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor International Real Estate Fund: Institutional Class (currently known as Class I) is incorporated herein by reference to Exhibit (m)(65) of Post-Effective Amendment No. 104.

(23) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Real Estate Investment Portfolio is incorporated herein by reference to Exhibit (m)(66) of Post-Effective Amendment No. 104.

(24) Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Telecom and Utilities Fund is incorporated herein by reference to Exhibit (m)(67) of Post-Effective Amendment No. 104.

(25) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Flex Real Estate Fund is incorporated herein by reference to Exhibit (m)(56) of Post-Effective Amendment No. 126.

(26) Multiple Class of Shares Plan (SectorCo) pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated August 27, 2016, on behalf of Fidelity Select Portfolios on behalf of Consumer Staples Portfolio, Fidelity International Real Estate Fund, Gold Portfolio, Materials Portfolio, and Telecommunications Portfolio is incorporated herein by reference to Exhibit (n)(1) of Fidelity Advisor Series VII’s (File No. 002-67004) Post-Effective Amendment No. 76.

(27) Schedule I (SectorCo), dated August 27, 2016, to the Multiple Class of Shares Plan pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated August 27, 2016, on behalf of Fidelity Select Portfolios on behalf of Consumer Staples Portfolio, Fidelity International Real Estate Fund, Gold Portfolio, Materials Portfolio, and Telecommunications Portfolio is incorporated herein by reference to Exhibit (n)(2) of Fidelity Advisor Series VII’s (File No. 002-67004) Post-Effective Amendment No. 76.

(11)	Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Select Portfolios’ Registration Statement on Form N-14, filed on September 1, 2017 (Accession Number 0001193125-17-275084).

(12)	Opinion and Consent of counsel Dechert LLP, as to tax matters, is filed herein as Exhibit 12.

(13)	Appointment of Agent for Service of Process, dated July 20, 2011, between Fidelity Select Gold Cayman, Ltd. and Fidelity Management & Research Company, is incorporated herein by reference to Exhibit (h) of Post-Effective Amendment No. 97.

(14)	Consent of PricewaterhouseCoopers LLP, dated October 4, 2017, is incorporated herein by reference to Exhibit 14 of Post-Effective Amendment No. 1.

(15)	Not applicable.

(16)	Powers of Attorney, dated March 2, 2018, is filed herein as Exhibit 16.

(17)	Not applicable.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 26th day of March 2018.

Fidelity Select Portfolios

By:	/s/Stacie M. Smith
Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/Stacie M. Smith		President and Treasurer	March 26, 2018
Stacie M. Smith		(Chief Executive Officer)

/s/Howard J. Galligan III		Chief Financial Officer	March 26, 2018
Howard J. Galligan III		(Principal Financial Officer)

/s/James C. Curvey	*
James C. Curvey		Trustee	March 26, 2018

/s/Dennis J. Dirks	*
Dennis J. Dirks		Trustee	March 26, 2018

/s/Donald F. Donahue	*
Donald F. Donahue		Trustee	March 26, 2018

/s/Alan J. Lacy	*
Alan J. Lacy		Trustee	March 26, 2018

/s/Ned C. Lautenbach	*
Ned C. Lautenbach		Trustee	March 26, 2018

/s/Joseph Mauriello	*
Joseph Mauriello		Trustee	March 26, 2018

/s/Charles S. Morrison	*
Charles S. Morrison		Trustee	March 26, 2018

/s/Cornelia M. Small	*
Cornelia M. Small		Trustee	March 26, 2018

/s/Garnett A. Smith	*
Garnett A. Smith		Trustee	March 26, 2018

/s/David M. Thomas	*
David M. Thomas		Trustee	March 26, 2018

/s/Michael E. Wiley	*
Michael E. Wiley		Trustee	March 26, 2018

* By:	/s/Megan C. Johnson
Megan C. Johnson, pursuant to Powers of Attorney dated March 2, 2018 and filed herewith.

EXHIBIT INDEX

Exhibit No.

12.	Opinion and Consent of Dechert LLP as to tax matters (filed herewith)

16.	Powers of Attorney, dated March 2, 2018 (filed herewith)